Advance Nanotech, Inc.
400 Rella Blvd, Suite 160
Montebello, New York 10901
(845) 533-4225

July 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington, D.C.  20549-7010
Attention:  Mary Beth Breslin

Re:	Request for Withdrawal of Registration Statement on Form S-3
(No. 333-160491) of Advance Nanotech, Inc.

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Advance Nanotech, Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-3, file number 333-160491 (the "Form S-3 Registration Statement").  The Company has elected to file a new registration statement to become effective upon filing in accordance with Rule 462(a).  No sales of the Company's common stock have been or will be made pursuant to the Form S-3 Registration Statement.

If you have any questions, please call M. Warren Browne at (914) 763-5599 or me at the number above.

Very truly yours,

Advance Nanotech, Inc.

/s/ Thomas P. Finn
Name: Thomas P. Finn
Title:  Chief Financial Officer